August 23, 2021

Mr. Matthew Blank
AMC Networks Inc.
11 Penn Plaza
New York, NY 10001

Re:	Employment Agreement

Dear Matthew:
This letter (the “Agreement”) will confirm the terms of your employment by AMC Networks Inc. (the “Company”) as an at will employee with the title of Interim Chief Executive Officer, reporting to the Chairman of the Board of Directors of the Company. This Agreement will be effective as of September 8, 2021 (the “Effective Date”).

The term of this Agreement (the “Term”) shall commence as of the Effective Date and shall automatically expire on the first anniversary of the Effective Date (the “Expiration Date”).
You agree to devote substantially all of your business time and attention to the business and affairs of the Company and to perform your duties in a diligent, competent, professional and skillful manner and in accordance with applicable law and the Company’s policies and procedures. Notwithstanding the foregoing, nothing herein shall preclude you from engaging in the activities set forth in Annex I; provided, however, that the activities in connection with such service shall be limited by you so as not to materially interfere with the performance of your duties and responsibilities hereunder, including compliance with the covenants set forth in Annex II.

Beginning on the Effective Date, your annual base salary will be $2,000,000. You will also participate in our discretionary annual bonus program with an annual target bonus opportunity equal to two hundred percent (200%) of salary, pro rated for any partial years. Bonus payments are based on actual salary dollars earned during the year and depend on a number of factors including Company, unit and individual performance and will be subject to increase only at the discretion of the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”). Except as otherwise provided herein, in order to receive a bonus, you must be employed by the Company at the time bonuses are being paid. Your annual base salary and annual bonus target will not be reduced during the term of this Agreement. Notwithstanding the foregoing, if your employment with the Company ends on the Expiration Date, you shall be paid your bonus for the fiscal year ending December 31, 2022, if any, even if you are not employed on the date of payment of such bonus and even if such payment is not made to you prior to the Expiration Date, which bonus shall be subject to Company and unit performance for the fiscal year as determined by the Company in its sole discretion.

In addition, on the Effective Date you will be granted a one-time special award of restricted stock units with an aggregate value of $5,000,000 (the “Special Equity Award”). The number of restricted stock units comprising the Special Equity Award shall be determined by dividing $5,000,000 by the average closing price of a share of Class A Common Stock of the Company for the 20 trading days prior to the date of grant. The Special Equity Award will vest upon the Expiration Date. For the avoidance of doubt, you will not be eligible to participate in the Company’s long-term bonus or incentive programs.

You will be eligible to participate in our standard benefits program at the levels that are made available to similarly situated executives at the Company. Participation in our benefits program is subject to meeting the relevant eligibility requirements, payment of the required premiums, and the terms of the plans themselves. You will be entitled to four (4) weeks’ vacation per year, to be accrued and used in accordance with Company policy. You will also be entitled to reimbursement of business expenses upon submission of appropriate documentation in accordance with Company policy.

Effective as of the Effective Date, you and the Company agree to be bound by the additional covenants and provisions applicable to each that are set forth in Annex II attached hereto, which Annex shall be deemed to be a part of this Agreement.

If your employment with the Company is terminated after the Effective Date but prior to the Expiration Date (1) by the Company or (2) by you for “Good Reason,” and at the time of such termination under clauses (1) or (2) “Cause” does not exist, then, subject to your execution and the effectiveness of an agreement satisfactory to the Company, which agreement shall include, without limitation, a full and complete general release in favor of the Company and its affiliates (subject to customary carve outs), and their respective directors and officers, as well as your agreement to non-competition (limited to one year), non-solicitation, non-disparagement, confidentiality and further cooperation obligations and restrictions substantially in the form set forth in Annex II attached hereto (the “Early Termination Agreement”), the Company will provide you with the following:

(1) A cash payment in an amount equal to your base salary for the period from the date your employment so terminates (the “Termination Date”) through the Expiration Date and such payment shall be payable to you in a lump sum on the 90th day after the Termination Date;
(2) A full bonus based on the amount of your base salary earned by you during the fiscal year in which your employment so terminates (including the base salary payable pursuant to section (1) above), provided, that such bonus, if any, will be payable to you if and when such bonuses are generally paid to similarly situated employees and will be based on your then current annual target bonus as well as Company and your business unit performance as determined by the Compensation Committee in its discretion;
(3) If, as of the Termination Date, annual bonuses had not yet generally been paid to similarly situated employees with respect to the prior fiscal year, a bonus based on the amount of your base salary actually paid to you during such prior fiscal year, provided, that such bonus, if any, will be payable to you if and when such bonuses are generally paid to similarly situated employees and will be based on your annual target bonus that was in effect with respect to such prior fiscal year as well as Company and your business unit performance as determined by the Compensation Committee in its discretion, but without adjustment for your individual performance; and
(4) Each of your restricted stock units granted pursuant to the Special Equity Award shall immediately vest in full and shall be payable to you on the 90th day after the Termination Date.

If you die after a termination of your employment that is subject to the above, your estate or beneficiaries will be provided any remaining benefits and rights under the above sections (1) through (4).

Except as otherwise set forth herein, in connection with any termination of your employment, your then outstanding equity awards shall be treated in accordance with their terms and, other than as provided in this Agreement, you shall not be eligible for termination benefits under any other plan, program or policy of the Company. Nothing in this Agreement is intended to limit any more favorable rights that you may be entitled to under your equity award agreements, including, without limitation, your rights in the event of a termination of your employment, a “Going Private Transaction” or a “Change of Control” (as those terms are defined in the applicable award agreement).

If you cease to be an employee of the Company prior to the Expiration Date as a result of your death or your physical or mental disability, and at such time Cause does not exist then, subject (other than in the case of death) to your execution and delivery, within 60 days after the date of termination of your employment, and non-revocation (within any applicable revocation period) of the Early Termination Agreement, you or your estate or beneficiary shall be provided with the following:

(1) A prorated bonus based on the amount of your base salary earned by you during the fiscal year through the Termination Date, provided, that such bonus, if any, will be payable to you if and when such bonuses are generally paid to similarly situated employees and will be based on your then current annual target bonus as well as Company and your business unit performance as determined by the Compensation Committee in its discretion, but without adjustment for your individual performance; and
(2) If, as of the Termination Date, annual bonuses had not yet generally been paid to similarly situated employees with respect to the prior fiscal year, a bonus based on the amount of your base salary actually paid to you during such prior fiscal year, provided, that such bonus, if any, will be payable to you if and when such bonuses are generally paid to similarly situated employees and will be based on your annual target bonus that was in effect with respect to such prior fiscal year as well as Company and your business unit performance as determined by the Compensation Committee in its discretion, but without adjustment for your individual performance.
(3) Each of your restricted stock units granted pursuant to the Special Equity Award shall immediately vest in full and shall be payable to you on the 90th day after termination of your employment.

This Agreement does not constitute a guarantee of employment or benefits for any definite period. Your employment may be terminated by you or the Company at any time, with or without notice, liability (subject to the terms of this Agreement) or cause. With the exception of the provisions that, by their term, survive your death, this Agreement shall automatically terminate upon your death.

If and to the extent that any payment or benefit hereunder, or any plan, award or arrangement of the Company or its affiliates, is determined by the Company to constitute “non-qualified deferred compensation” subject to Section 409A and is payable to you by reason of your termination of employment, then (a) such payment or benefit shall be made or provided to you only upon a “separation from service” as defined for purposes of Section 409A under applicable regulations and (b) if you are a “specified employee” (within the meaning of Section 409A and as determined by the Company), such payment or benefit shall not be made or provided before the date that is six months after the date of your separation from service (or your earlier death). Any amount not paid or benefit not provided in respect of the six-month period specified in the preceding sentence will be paid to you in a lump sum or provided to you as soon as practicable after the expiration of such six-month period. Each payment or benefit hereunder shall be treated as a separate payment for purposes of Section 409A to the extent Section 409A applies to such payments or benefits.

To the extent you are entitled to any expense reimbursement from the Company that is subject to Section 409A, (i) the amount of any such expenses eligible for reimbursement in one calendar year shall not affect the expenses eligible for reimbursement in any other taxable year (except under any lifetime limit applicable to expenses for medical care), (ii) in no event shall any such expense be reimbursed after the last day of the calendar year following the calendar year in which you incurred such expense, and (iii) in no event shall any right to reimbursement be subject to liquidation or exchange for another benefit.

The Company may withhold from any payment due to you hereunder any taxes that are required to be withheld under any law, rule or regulation. If any payment otherwise due to you hereunder would result in the imposition of the excise tax imposed by Section 4999 of the Internal Revenue Code, the Company will instead pay you either (i) such amount or (ii) the maximum amount that could be paid to you without the imposition of the excise tax, depending on whichever amount results in your receiving the greater amount of after-tax proceeds (as reasonably determined by the Company). In the event that any such payment or benefits payable to you hereunder would be reduced because of the imposition of such excise tax, then such reduction will be determined in a manner which has the least economic cost to you and, to the extent the economic cost is equivalent, such payments or benefits will be reduced in the inverse order of when the payments or benefits would have been made to you (i.e., later payments will be reduced first) until the reduction specified is achieved.

The intent of the parties is that payments and benefits under this Agreement comply with Section 409A and applicable guidance issued thereunder or comply with an exemption from the application of Section 409A and, accordingly, all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Neither party shall take any action to accelerate or delay the payment of any monies and/or provision of any benefits that are subject to Section 409A in any manner that would not be in compliance with Section 409A.

The Company hereby agrees that it shall indemnify and hold you harmless to the fullest extent provided in Article VIII of the Company’s By-Laws and on terms no less favorable as those applicable to other similarly situated executives of the Company. To the extent that the Company maintains officers’ and directors’ liability insurance, you will be covered under such policy subject to the exclusions and limitations set forth therein. The provisions of this Paragraph shall survive the expiration or termination of your employment and/or this Agreement as well as your execution of the Early Termination Agreement as provided for herein.

You hereby represent to the Company that you are not subject to any contract, arrangement, agreement, policy or understanding, including any restrictive covenants obligations owed to any third-party (other than customary confidentiality restrictions imposed by your prior employer), that would in any way prevent, restrict or limit your ability to enter into and perform your obligations under this Agreement.

This Agreement is personal to you and without the prior written consent of the Company shall not be assignable by you otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of, and be enforceable by, your legal representatives. This Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and assigns.

To the extent permitted by law, you hereby waive any and all rights to a jury trial with respect to any claim arising out of or in any way connected with or related to this Agreement, your employment by the Company or the termination of your employment with the Company.

This Agreement will be governed by and construed in accordance with the law of the State of New York applicable to contracts made and to be performed entirely within that State.

You and the Company hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement, and you and the Company hereby waive, and agree not to assert, as a defense that you are not subject thereto or that the venue thereof may not be appropriate.

You and the Company hereby agree that mailing of notice, process or other papers in connection with any such action or proceeding in any manner as may be permitted by law shall be valid and sufficient service thereof if delivered to you at your address set forth above or to the Company at 11 Penn Plaza, New York, NY 10001, respectively, or to such other address as you or the Company may later designate in writing for the receipt of such notices.

This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same agreement.

The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. If any provision of this Agreement is held by any court of competent jurisdiction to be illegal, invalid, void or unenforceable, such provision shall be deemed modified, amended and narrowed to the extent necessary to render the same legal, valid and enforceable, and the other remaining provisions of this Agreement shall not be affected but shall remain in full force and effect.
Capitalized terms used in this Agreement, including in Annex I and Annex II attached hereto, shall have the meanings set forth below:

“Cause” means your (i) commission of an act of fraud, embezzlement, misappropriation, willful misconduct, gross negligence or breach of fiduciary duty against the Company or an affiliate thereof, or (ii) commission of any act or omission that results in a conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for, in each case, any crime involving moral turpitude or any felony.

“Good Reason” means that (1) without your consent, (A) your base salary or annual bonus target is reduced, (B) the Company requires that your principal office be located more than fifty miles from Manhattan, (C) the Company materially breaches its obligations to you under this Agreement, (D) you are no longer the Chief Executive Officer of the Company (whether with or without your consent), (E) you report to someone other than the Chairman of the Company’s Board of Directors, or (F) your responsibilities are materially diminished, (2) you have given the Company written notice, referring specifically to this letter and definition, that you do not consent to such action, (3) the Company has not corrected such action within 30 days of receiving such notice, and (4) you voluntarily terminate your employment with the Company within 90 days following the happening of the action described in subsection (1) above.

It is the parties’ intention that this Agreement not be construed more strictly with regard to you or the Company. This Agreement reflects the entire understanding and agreement of you and the Company with respect to the subject matter hereof and supersedes and replaces any and all prior discussions, understandings or arrangements regarding the subject matter herein.

AMC NETWORKS INC.

By:	/s/ Jamie Gallagher
Name: Jamie Gallagher
Title: Executive Vice President & General Counsel

ACCEPTED AND AGREED:

By:	/s/ Matthew Blank
	Name:	Matthew Blank

Date: August 23, 2021

ANNEX I

This Annex constitutes part of the Agreement dated August 23, 2021, by and between Matthew Blank (“You”) and AMC Networks Inc. (the “Company”). Terms defined in the Agreement shall have the same meanings in this Annex.

You shall not be precluded from engaging in the following activities:
a.Serving as a member of the board of directors of Cumulus Media, Inc.
b.Serving as a member of the board of directors of CuriosityStream Inc.
c.Serving as a senior advisor to The Raine Group, LLC
d.Serving as an advisor to D&Z Media Acquisition Corp.
e.Serving as a Producer for Paradise Square (Broadway Musical)
f.Serving as Executive Producer on several sports/social justice related limited series with Disney for which work is currently in process (no confirmed pickups at this time)

ANNEX II

This Annex constitutes part of the Agreement dated August 23, 2021, by and between Matthew Blank (“You”) and AMC Networks Inc. (the “Company”). Terms defined in the Agreement shall have the same meanings in this Annex.

You agree to comply with the following covenants in addition to those set forth in the Agreement.

1	Confidentiality
(a) Agreement. You agree to keep the existence and terms of this Agreement confidential (unless it is made public by the Company) provided that (1) you are authorized to make any disclosure required of you by any federal, state or local laws or judicial proceedings, after providing the Company with prior written notice and an opportunity to respond to such disclosure (unless such notice is prohibited by law), (2) you may disclose this Agreement to your attorneys and advisers, (3) you and your representatives and agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to such tax treatment or structure, and (4) you may disclose this Agreement in connection with any action by you to enforce or defend your rights under this Agreement.

(b) Confidential and Proprietary Information. You agree to retain in strict confidence and not use for any purpose whatsoever or divulge, disseminate, copy, disclose to any third party, or otherwise use any Confidential Information, other than for legitimate business purposes of the Company and its affiliates. As used herein, “Confidential Information” means any non-public information of a confidential, proprietary, commercially sensitive or personal nature of, or regarding, the Company or any of its affiliates or any director, officer or member of senior management of any of the foregoing (collectively “Covered Parties”). The term Confidential Information includes information in written, digital, oral or any other format and includes, but is not limited to (i) information designated or treated as confidential, (ii) budgets, plans, forecasts or other financial or accounting data; (iii) subscriber, customer, guest, fan vendor or shareholder lists or data; (iv) technical or strategic information regarding the Covered Parties’ cable, data, telephone, programming, advertising, sports, entertainment, film production, theatrical, motion picture exhibition or other businesses, (v) advertising, business, programming, sales or marketing tactics and strategies; (vi) policies, practices, procedures or techniques, (vii) trade secrets or other intellectual property; (viii) information, theories or strategies relating to litigation, arbitration, mediation, investigations or matters relating to governmental authorities; (ix) terms of agreements with third parties and third party trade secrets, (x) information regarding employees, players, coaches, agents, talent, consultants, advisors or representatives, including their compensation or other human resources policies and procedures and (xi) any other information the disclosure of which may have an adverse effect on the Covered Parties’ business reputation, operations or competitive position, reputation or standing in the community.

(c) Exception for Disclosure Pursuant to Law. Notwithstanding the foregoing, the obligations set forth in subsection (b) above, other than with respect to subscriber or customer information, shall not apply to Confidential Information that is:

1)	already in the public domain;

2)	disclosed to you by a third party with the right to disclose it in good faith; or

3)	specifically exempted in writing by the applicable Covered Party from the applicability of this Agreement.

Notwithstanding anything to the contrary in this Agreement or otherwise, nothing shall limit your rights under applicable law to provide truthful information to any governmental entity or to file a charge with or participate in an investigation conducted by any governmental entity.

You are hereby notified that the immunity provisions in Section 1833 of title 18 of the United States Code provide that an individual cannot be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that is made (1) in confidence to federal, state or local government officials, either directly or indirectly, or to an attorney, and is solely for the purpose of reporting or investigating a suspected violation of the law, (2) under seal in a complaint or other document filed in a lawsuit or other proceeding, or (3) to your attorney in connection with a lawsuit for retaliation for reporting a suspected violation of law (and the trade secret may be used in the court proceedings for such lawsuit) as long as any document containing the trade secret is filed under seal and the trade secret is not disclosed except pursuant to court order.

2	Non-Compete
You acknowledge that due to your executive position in the Company and your knowledge of Confidential Information, your employment by or affiliation with certain businesses would be detrimental to the Company or any of its direct or indirect subsidiaries. You agree that, without the prior written consent of the Company, you will not represent, become employed by, consult to, advise in any manner or have any material interest, directly or indirectly, in any Competitive Entity (as defined below). A “Competitive Entity” shall mean any person, entity or business that (i) competes with any of the Company’s or any of its affiliate’s programming or other existing businesses, nationally or regionally; or (ii) directly competes with any other business of the Company or one of its subsidiaries that produced greater than 10% of the Company’s revenues in the calendar year immediately preceding the year in which the determination is made. Ownership of not more than 1% of the outstanding stock of any publicly traded company shall not, by itself, be a violation of this paragraph. This agreement not to compete will expire on the first anniversary of the date on which your employment with the Company has terminated.

3	Additional Understandings
You agree, for yourself and others acting on your behalf, that you (and they) have not disparaged and will not disparage, make negative statements about or act in any manner which is intended to or does damage to the good will of, or the business or personal reputations of the Company, any of its affiliates or any of their respective incumbent or former officers, directors, agents, consultants, employees, successors and assigns.

This agreement in no way restricts or prevents you from providing truthful testimony concerning the Company or its affiliates (i) as required by court order or other legal process, provided that you afford the Company written notice and an opportunity to respond prior to such disclosure; or (ii) in proceedings to enforce or defend your rights under this agreement or any other written agreement between you and the Company or its affiliates.

In addition, you agree that the Company is the owner of all rights, title and interest in and to all documents, tapes, videos, designs, plans, formulas, models, processes, computer programs, inventions (whether patentable or not), schematics, music, lyrics, programming ideas and other technical, business, financial, advertising, sales, marketing, customer, programming or product development plans, forecasts, strategies, information and materials (in any medium whatsoever) developed or prepared by you or with your cooperation during the course of your employment by the Company (the “Materials”). The Company will have the sole and exclusive authority to use the Materials in any manner that it deems appropriate, in perpetuity, without additional payment to you.

4	Further Cooperation
Following the date of termination of your employment with the Company, you will no longer provide any regular services to the Company or represent yourself as a Company agent. If, however, the Company so requests, you agree to cooperate fully with the Company in connection with any matter with which you were involved prior to such employment termination, or in any litigation or administrative proceedings or appeals (including any preparation therefore) where the Company believes that your personal knowledge, attendance or participation could be beneficial to the Company or its affiliates. This cooperation includes, without limitation, participation on behalf of the Company and/or its affiliates in any litigation, administrative or similar proceeding, including providing truthful testimony. The Company will pay you for your services rendered under this provision at a rate of $6,800.00 per day for each day or part thereof, within 30 days of the approval of the invoice thereof.

The Company will provide you with reasonable notice in connection with any cooperation it requires in accordance with this section and will take reasonable steps to schedule your cooperation in any such matters so as not to materially interfere with your other professional and personal commitments. The Company will reimburse you for any reasonable out-of-pocket expenses you reasonably incur in connection with the cooperation you provide hereunder as soon as practicable after you present appropriate documentation evidencing such expenses. You agree to provide the Company with an estimate of any such expense before it is incurred.

5	No Hire or Solicit
For the term of the Agreement and until one year after the termination of your employment, you agree not to hire, seek to hire, or cause any person or entity to hire or seek to hire (without the prior written consent of the Company), directly or indirectly (whether for your own interest or any other person or entity’s interest) any employee of the Company or any of its affiliates.

This restriction does not apply to any employee who was discharged by the Company or any of its affiliates. In addition, this restriction will not prevent you from providing references.

6	Acknowledgments
You acknowledge that the restrictions contained in this Annex, in light of the nature of the Company’s business and your position and responsibilities, are reasonable and necessary to protect the legitimate interests of the Company. You acknowledge that the Company has no adequate remedy at law and would be irreparably harmed if you breach or threaten to breach any of the provisions of this Annex, and therefore agree that the Company shall be entitled to injunctive relief to prevent any breach or threatened breach of any of the provisions and to specific performance of the terms of each of such provisions in addition to any other legal or equitable remedy it may have. You further agree that you will not, in any equity proceeding relating to the enforcement of the provisions of this Annex, raise the defense that the Company has an adequate remedy at law. Nothing in this Annex shall be construed as prohibiting the Company from pursuing any other remedies at law or in equity that it may have or any other rights that it may have under any other agreement. If it is determined that any of the provisions of this Annex, or any part thereof, is unenforceable because of the duration or scope (geographic or otherwise) of such provision, it is the intention of the parties that the duration or scope of such provision, as the case may be, shall be reduced so that such provision becomes enforceable and, in its reduced form, such provision shall then be enforceable and shall be enforced. Notwithstanding anything to the contrary contained in this Agreement, in the event you violate the covenants and agreements set forth in this Annex, then, in addition to all other rights and remedies available to the Company, the Company shall have no further obligation to pay you any termination benefits or to provide you with any other rights or benefits to which you would have been entitled pursuant to this Agreement had you not breached the covenants and agreements set forth in this Annex.

7	Survival
The covenants and agreement set forth in this Annex shall survive any termination or expiration of this Agreement and any termination of your employment with the Company, in accordance with their respective terms.